Exhibit 1.01

DJO Finance LLC

Conflict Minerals Report

For The Year Ended December 31, 2017

1.	Overview

This report (Report), for the year ended December 31, 2017, has been prepared by DJO Finance LLC (herein after referred to as “DJO,” the “Company,” “we,” “us,” or “our”) pursuant to Rule 13p-1 (the Rule) promulgated under the Securities Exchange Act of 1934, as amended. Numerous terms in this Report are defined in the Rule and Form SD. The reader is referred to those sources and to the 1934 Act Release No. 34-67716 (August 22, 2012) for such definitions.

DJO is a global developer, manufacturer and distributor of high-quality medical devices that provide solutions for musculoskeletal health, vascular health and pain management. Our products address the continuum of patient care from injury prevention to rehabilitation after surgery, injury or from degenerative disease, enabling people to regain or maintain their natural motion. Our product lines include rigid and soft orthopedic bracing, hot and cold therapy, bone growth stimulators, vascular therapy systems and compression garments, therapeutic shoes and inserts, electrical stimulators used for pain management and physical therapy products. Our surgical implant business offers a comprehensive suite of reconstructive joint products for the hip, knee and shoulder.

Products Overview

Our products are sold in a number of business “segments” and include the following products which are sold in the US and internationally:

Our Bracing and Vascular products consist of our rigid knee bracing products, orthopedic soft goods, cold therapy products, vascular systems, therapeutic footwear for the diabetes care market and compression therapy products.

Our Recovery Sciences products are divided into two main brands:

•	CMF. Our CMF business unit sells our bone growth stimulation products. We sell these products either directly to patients or to independent distributors. For products sold to patients, we arrange billing to patients and their third party payors.

•	Chattanooga. Our Chattanooga business unit offers products in the clinical rehabilitation market in the category of clinical electrotherapy devices, clinical traction devices, and other clinical products and supplies such as treatment tables, continuous passive motion (CPM) devices and dry heat therapy.

Our Surgical Implant products consist of a wide variety of knee, hip and shoulder implant products that serve the orthopedic reconstructive joint implant market.

Supply Chain Overview

We manufacture and sell a large number of products which vary in complexity from simple orthopedic products, such as orthopedic soft goods, with few parts or components that are acquired from a small number of suppliers, to highly complex clinical electrotherapy devices, bone growth stimulation products and other complex products containing electronic components and other components which are acquired from many diverse suppliers. We have relationships with a large network of suppliers throughout the world and there are generally multiple tiers between the mines that supply tin, tungsten, tantalum and/or gold (“3TG minerals”) and our direct suppliers. Therefore, we must rely on our direct suppliers to work with their upstream suppliers in order that they may provide us with accurate information about the origin of 3TG minerals in the components we purchase.

Because of the complexity and size of our supply chain, we developed a risk-based approach that focused on our major suppliers, as well as suppliers that we believed were likely to provide us with components and raw materials containing 3TG minerals from the Covered Countries (as defined in the Rule). We believe this was a reasonable approach because many of our supplier relationships are long-term and there is relatively little variation in our largest direct suppliers from year to year.

We conducted an analysis of our products and found that quantities of 3TG minerals are found in a significant number of our products which contain electronic components. We compiled a list of the suppliers who supplied products, components or raw materials which contained 3TG minerals. We then engaged a third party consultant to communicate with these suppliers in connection with our reasonable country of origin inquiry (RCOI). All Tier 1 suppliers provided by us to our consultant were included in the RCOI performed by our consultant. Prior to being asked to provide conflict minerals data, our consultant asked our suppliers a series of questions to determine whether the products they supply to us contain 3TG which is necessary to the functionality or production, whether we influence the design of such products, and whether the products were supplied to us during the 2017 reporting year. This information was used to determine which suppliers were in scope for regulatory purposes and thus asked to provide additional conflict minerals information. Suppliers were engaged following the RCOI process described below.

Reasonable Country of Origin Inquiry (RCOI)

To complete the RCOI required by the SEC Final Rule, our consultant engaged our suppliers to collect information about the presence and sourcing of tantalum, tin, tungsten and gold (3TG) used in the products and components supplied to us. The program utilized the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (CMRT). Only CMRT’s version 4.0 or higher were accepted. Suppliers were offered two options to submit the required information, either by uploading the CMRT in MS Excel format or by completing an online survey version of this template directly in the SI platform. In certain cases, if a supplier was unable to complete on the platform, DJO or our consultant uploaded the CMRT on their behalf.

Supplier Engagement

We provided our consultant with at least one method of contact for each Tier 1 supplier designated as in-scope (email address, telephone number, facsimile number, or mailing address). Email was the preferred method of communication.

The RCOI began with an introduction email from DJO to suppliers describing the Conflict Minerals Compliance Program (CMCP) requirements and identifying our consultant as a partner in the process. Following that introduction email our consultant sent a subsequent email to suppliers containing a registration and survey request link for the on-line data collection platform.

In an effort to increase awareness of the Conflict Minerals Compliance Program (CMCP), supporting regulation, and frequently asked questions (FAQs) concerning 3TG mineral tracing, our suppliers were introduced to our consultant’s Conflict Minerals Supplier Resource in the initial registration email. The Supplier Resource Center was provided as an educational tool to facilitate a deeper understanding of the program and education as to why information is being requested. There were also opportunities to participate in webinars providing information on the Conflict Minerals Rule.

Subsequent engagement followed these steps:

•	Following the initial introductions to the program and information request, up to 6 reminder emails were sent to each non-responsive supplier requesting survey completion.

•	Suppliers who remained non-responsive to these email reminders were contacted by telephone and offered assistance. This assistance included, but was not limited to, further information about the Conflict Minerals Compliance Program, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided.

Escalation

If, after these efforts, a given supplier still did not register with the system or provide the information requested, an escalation process was initiated. The escalation process consisted of direct outreach by DJO. Specifically, we contacted these suppliers by email to request their participation in the program. Our consultant followed up with an email in a timely manner.

New Information Cut-off

In recognition that the information requested can take time to collect and aggregate, suppliers were given a final deadline of April 27, 2018 to provide information about the metal processors present in their supply chains for the 2017 reporting year.

Information Requested

Suppliers were asked to provide information regarding the sourcing of their materials with the ultimate goal of identifying the 3TG smelters or refiners (“SORs”) and associated mine countries of origin. Suppliers who had already performed a RCOI through the use of the CMRT were asked to upload this document into our consultant’s system or to provide this information in the online survey version.

Where a supplier was unable to provide a CMRT, our consultant requested information on its suppliers of products or components which may require 3TG for their production or functionality. These Tier 2 suppliers, and subsequent tiers of suppliers as needed, were then engaged following the contact procedures explained above. When contact information was provided, Tier 2 and beyond suppliers were contacted via email or phone in order to build a chain-of-custody back to the 3TG SOR. Every effort was made to address and meet the concerns of suppliers regarding their need to maintain the confidentiality of their data. In order to address this concern, our consultant executed non-disclosure agreements with our suppliers when requested.

Suppliers were requested to provide an electronic signature before submitting their data to DJO to verify that all answers submitted were accurate to the best of the supplier’s knowledge but the suppliers were not required to provide an electronic signature to submit their data.

Quality Assurance

Supplier responses were evaluated by our consultant for plausibility, consistency, and gaps. If any of the following “quality control” (QC) flags were raised, suppliers were automatically contacted by our consultant’s platform on a bi-weekly basis up to 3 contacts.

•	One or more smelter or refiners (SORs) were listed for an unused metal;

•	SOR information was not provided for a used metal, or SOR information provided was not a verified metal processor;

•	Supplier answered yes to sourcing from the Democratic Republic of the Congo or adjoining countries (“DRC”), but none of the SORs listed are known to source from the region;

•	Supplier indicated that they have not received conflict minerals data for each metal from all relevant suppliers;

•	Supplier indicated they have not identified all of the SORs used for the products included in the declaration scope;

•	Supplier indicated they have not provided all applicable SOR information received; and

•	Supplier indicated 100% of the 3TG for products covered by the declaration originates from scrap/recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

RCOI Results

A total of 199 Tier 1 suppliers were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process conducted by our consultant. The response rate among these suppliers was 74%. Of these 147 responding suppliers, 59 indicated one or more of the regulated metals (3TG) as necessary to the functionality or production of the products they supply to DJO.

3.	Due Diligence Performed

This section addresses the actions that the Company took to exercise due diligence on source and chain of custody of 3TG minerals within the supply chain.

3.1	Company Management Systems

Conflict Minerals Position Statement and Policies

The Company has included provisions in its standard Supplier Quality Agreement which require our suppliers to provide the required disclosures regarding the existence of 3TG minerals in its products, but the Company has not yet developed a Conflict Minerals Position Statement or related policies concerning the incorporation of 3TG minerals in our products, or the sourcing of such minerals.

Internal Team

We established a management team to support supply chain due diligence related to 3TG minerals. Our management team includes an executive steering committee chaired by our Senior Vice President, Global Quality & Regulatory Affairs, and a team of subject matter experts from functions such as supplier management, engineering, finance, legal and regulatory. The team of subject matter experts is responsible for implementing our Conflict Minerals compliance strategy and is led by DJO’s Director of Global Supplier Quality.

Control systems

Controls include a company-wide Code of Conduct that outlines expected behaviors for all our employees in a number of subject areas, including our relationships with our suppliers, and a Supplier Code of Conduct which is based on internationally accepted labor standards, including child labor laws, discrimination laws, forced labor and human trafficking laws, and related provisions. Our standard terms and conditions incorporated into our purchase orders and supplier contracts require suppliers to operate in full compliance with all applicable U.S. and international laws and regulations, including those related to labor, worker health and safety, and the environment. As we enter into new supply contracts or renew existing supply contracts, we intend to include a Conflict Minerals clause in such contracts that require suppliers to provide us with information about the source of 3TG minerals and smelters.

Our Company Code of Conduct and our Supplier Code of Conduct are available on our website: http://www.djoglobal.com under the heading “Corporate Info-Global Procurement Standards”.

Maintain records

We have established a records retention policy to ensure that relevant materials are preserved for appropriate periods.

3.2	Due Diligence Process

For those supply chains with SORs that are known or thought to be sourcing from the DRC, additional investigation was needed to determine the source and chain-of-custody of the regulated metals. Our consultant relied on the following internationally accepted audit standards to determine which SORs are considered “DRC Conflict Free”: the Responsible Minerals Assurance Process (RMAP), the London Bullion Market Association Good Delivery Program and the Responsible Jewellery Council Chain-of-Custody Certification. Our consultant is an official vendor member of the Responsible Minerals Initiative (RMI) to further facilitate the exchange of supply chain data and technical information in the quest for global ethical sourcing of materials. This membership provides our consultant access to the following working groups: Engage with the CMRT Development Team, Smelter Engagement Team, Smelter Data Management Team, RMI Stakeholders Call, and RMI Plenary.

If the SOR was not certified by these internationally-recognized schemes, our consultant attempted to contact the SOR to gain more information about their sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place or other processes the SORs takes to track the chain-of-custody on the source of its mineral ores. Relevant information to review includes: whether the SOR has a documented, effective and communicated conflict-free policy, an accounting system to support a mass balance of materials processed, and traceability documentation. Internet research is also performed to determine whether there are any outside sources of information regarding the SOR’s sourcing practices. Up to three contact attempts were made by our consultant to SORs to gather information on mine country of origin and sourcing practices.

3.3	Response to Supply Chain Risks

Survey Responses

Our consultant contacted a total of 199 suppliers who were identified as suppliers who provide components for DJO’s products which contain 3TG minerals. Following the sending of the CMRT and related communications to the relevant suppliers, our consultant followed up with those suppliers who either had not responded or whose responses required additional clarification or information.

Suppliers that reported they may source 3TG minerals from the Covered Countries

Through the analysis of survey responses, we identified 59 suppliers that reported they may have sourced 3TG minerals from the Covered Countries. Further investigation, through phone and email contact by our third party consultant with the suppliers did not yield any more specific information regarding whether any of the 3TG minerals obtained by our suppliers came from conflict-free smelters. These suppliers also were not able to identify whether any of the products manufactured by these suppliers which may have contained 3TG minerals from the Covered Countries were, in fact, products that were specifically provided to the Company during the reporting year. Accordingly, we are therefore unable to determine whether any of the 3TG minerals reported by the 59 suppliers made it into the Company’s supply chain during the reporting period.

Suppliers that reported their products did not contain any 3TG minerals from the Covered Countries

Through the analysis of survey responses, we identified 88 suppliers that responded stating their products did not contain any 3TG minerals substances sourced from the Covered Countries. Our consultant followed up with these suppliers to ensure that the suppliers understood the operation of the Rule and relevant definitions, including providing information on where 3TG minerals might be located in their products, such as metal alloying elements, plating / surface finishes, contained within the solder, and also within electrical components themselves and to confirm the suppliers’ understanding of the Covered Countries and their own supply chain. None of the responses changed from this category after this follow-up.

Suppliers providing Either Incomplete or No Responses

Our consultant identified 52 suppliers that either provided an incomplete response to our survey request or they did not respond at all. These suppliers received an additional communication which was intended to seek additional information or clarification and/or to seek a response before the deadline. No further information was obtained from these suppliers.

3.4	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TG minerals smelters or refiners and therefore do not perform direct audits of these entities.

3.5	Report on Supply Chain Due Diligence

This CMR constitutes our annual report on our 3TG minerals due diligence, and is available on our Company website http://www.djoglobal.com under the heading “Corporate Info-Investors-SEC Reports” and is filed with the SEC.

4.	Due Diligence Results

As a result of our due diligence efforts, we are unable to determine whether any of the 3TG minerals reported by our suppliers that may have been sourced from the Covered Countries were contained in components or parts supplied to us or to validate that any smelters or refiners of 3TG minerals that were sourced from the Covered Countries are actually in our supply chain. The Company is making this determination because it does not have sufficient information from suppliers or other sources to conclude whether the necessary 3TG minerals originated in the Covered Countries, nor were we able to determine whether the 3TG minerals identified as originating from the Covered Countries directly or indirectly financed or benefited armed groups for same. Further on account of this lack of information, the Company is unable to determine and to describe all facilities used to process the 3TG minerals or their country of origin.

5.	Steps to be taken to mitigate risk

We intend to refine our due diligence process for future reporting periods by addressing, implementing, and continuously improving the following:

•	Continue to enhance supplier knowledge of the requirements and importance of the Rule in order to increase the supplier response rate and improve the content of the responses

•	Include a Conflict Minerals flow-down clause in new or renewed supplier contracts and the standard terms and conditions that are incorporated into our purchasing orders

•	Increase our involvement in this regard within industry partnerships

•	Work with our supply base to request they flow down the reporting requirements and encourage participation in obtaining a conflict free designation from an industry program such as the EICC-GeSI CFSI

•	Engage any suppliers, that are found to be providing us with components or materials containing 3TG minerals from sources that support conflict in the Covered Countries, to determine a path forward

•	Lack of supplier responses to 3TG minerals data requests will be tracked and incorporated into the Company’s overall supplier performance rating.